Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	8 July 2014

INVESTOR PRESENTATION INVITATION

Sims Metal Management Limited will release the findings of a recent strategic review undertaken by Group CEO, Galdino Claro, Wednesday, 23 July 2014 in Sydney. The review findings will be presented via Conference Call, with an accompanying slide presentation released via the ASX and the simsmm.com website prior to start of the presentation.

Investor Presentation

FROM AUSTRALIA

Date:	23 July 2014
Time:	9:00am (Australian Eastern Standard Time)

FROM UNITED STATES

Date:	22 July 2014
Time:	6:00pm (Central Daylight Time) / 7:00pm (Eastern Daylight Time)

Live Q&A’s – via Conference Call

Questions will be taken at the conclusion of the presentation. Dial in numbers for the Conference Call are as follows:

•	Australia: 1800 801 825

•	United States: 1855 298 3404

•	International: +61 2 8524 5042

•	Conference ID: 1576231

If you wish to participate via the Conference Call, you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.

Live Audio Webcast

The webcast of the call and the accompanying slide presentation will be available through our website http://www.simsmm.com.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with over 250 locations across 20 countries and more than 6,000 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Todd.Scott@simsmm.com

+1 917 226 9482